EXHIBIT 99.9
Form of Advertisement placed in Indian Newspaper

Infosys Technologies Limited
Regd. Office : Electronics City, Hosur Road, Bangalore - 560 100, India.

Audited financial results for the quarter and year ended March 31, 2008

(in Rs. crore, except per share data)
	Quarter ended, March 31		Year ended, March 31
	2008	2007	2008	2007
Income from software services and products	4,235	3,555	15,648	13,149
Software development expenses	2,372	1,979	8,876	7,278
Gross profit	1,863	1,576	6,772	5,871
Selling and marketing expenses	189	189	730	719
General and administration expenses	289	239	1,079	927
Operating profit before interest and depreciation	1,385	1,148	4,963	4,225
Interest	–	–	–	–
Depreciation	142	133	546	469
Operating profit before tax and exceptional item	1,243	1,015	4,417	3,756
Other income, net	133	120	683	375
Provision for investments	–	(1)	–	2
Net profit before tax and exceptional item	1,376	1,136	5,100	4,129
Provision for taxation (refer to note 6 and note 10)	194	12	630	352
Net profit after tax and before exceptional item	1,182	1,124	4,470	3,777
Exceptional item - Income from sale of investments (net of taxes)	–	–	–	6
Net profit after tax and exceptional items	1,182	1,124	4,470	3,783
Paid-up equity share capital (par value Rs. 5/- each, fully paid) (refer to note 12)	286	286	286	286
Reserves and surplus	13,204	10,876	13,204	10,876
Earnings per share (par value Rs. 5/- each)
Before Exceptional item
Basic	20.66	19.96	78.24	67.82
Diluted	20.60	19.61	77.98	66.33
After Exceptional item
Basic	20.66	19.96	78.24	67.93
Diluted	20.60	19.61	77.98	66.44
Dividend per share (par value Rs. 5/- each)
Interim dividend	–	–	6.00	5.00
Final dividend	7.25	6.50	7.25	6.50
Special dividend	20.00	–	20.00	–
Total dividend	27.25	6.50	33.25	11.50
Total dividend percentage (%)	545.00	130.00	665.00	230.00
Total Public Shareholding #
Number of shares	36,78,42,758	36,75,70,027	36,78,42,758	36,75,70,027
Percentage of shareholding	64.31	64.35	64.31	64.35
# Total public shareholding as defined under Clause 40A of the Listing Agreement (excludes shares held by founders and American Depositary Receipt holders)

(in Rs. crore)
	Quarter ended, March 31		Year ended, March 31
	2008	2007	2008	2007
Staff costs	2,115	1,708	7,808	6,314
Items exceeding 10% of aggregate expenditure	–	–	–	–
Details of other income:
Interest on deposits with banks and others	174	82	650	182
Dividend on investments in liquid mutual funds	–	33	4	116
Miscellaneous income	6	8	24	35
Exchange differences	(47)	(3)	5	42
Total	133	120	683	375

Audited consolidated financial results of Infosys Technologies Limited and its subsidiaries for the quarter and year ended March 31, 2008

(in Rs. crore, except per share data)
	Quarter ended, March 31		Year ended, March 31
	2008	2007	2008	2007
Income from software services, products and business process management	4,542	3,772	16,692	13,893
Software development and business process management expenses	2,482	2,021	9,207	7,458
Gross profit	2,060	1,751	7,485	6,435
Selling and marketing expenses	223	268	916	929
General and administration expenses	359	286	1,331	1,115
Operating profit before interest, depreciation and minority interest	1,478	1,197	5,238	4,391
Interest	–	–	–	–
Depreciation	157	145	598	514
Operating profit before tax, minority interest and exceptional item	1,321	1,052	4,640	3,877
Other income, net	139	119	704	372
Provision for investments	–	(1)	–	2
Net profit before tax, minority interest and exceptional item	1,460	1,172	5,344	4,247
Provision for taxation (refer to note 6 and 10)	211	27	685	386
Net profit after tax, before minority interest and exceptional item	1,249	1,145	4,659	3,861
Exceptional item - Income from sale of investments (net of taxes)	–	–	–	6
Net profit after tax, exceptional items and before minority interest	1,249	1,145	4,659	3,867
Minority interest	–	1	–	11
Net profit after tax, exceptional items and minority interest	1,249	1,144	4,659	3,856
Paid-up equity share capital (par value Rs. 5/- each, fully paid) (refer to note 12)	286	286	286	286
Reserves and surplus	13,509	10,969	13,509	10,969
Earnings per share (par value Rs. 5/- each)
Before Exceptional item
Basic	21.83	20.30	81.53	69.11
Diluted	21.78	19.95	81.26	67.59
After Exceptional item
Basic	21.83	20.30	81.53	69.22
Diluted	21.78	19.95	81.26	67.70
Dividend per share (par value Rs. 5/- each)
Interim dividend	–	–	6.00	5.00
Final dividend	7.25	6.50	7.25	6.50
Special dividend	20.00	–	20.00	–
Total dividend	27.25	6.50	33.25	11.50
Total dividend percentage (%)	545.00	130.00	665.00	230.00
Total Public Shareholding #
Number of shares	36,78,42,758	36,75,70,027	36,78,42,758	36,75,70,027
Percentage of shareholding	64.31	64.35	64.31	64.35
# Total public shareholding as defined under Clause 40A of the Listing Agreement (excludes shares held by founders and American Depositary Receipt holders)

Principles of consolidation: The financial statements are prepared in accordance with the principles and procedures for the preparation and presentation of consolidated financial statements as set out in the Accounting Standard on Consolidated Financial Statements mandated by Rule 3 of the Companies (Accounting Standards) Rules, 2006, the provisions of the Companies Act, 1956 and guidelines issued by the Securities and Exchange Board of India. The financial statements of the parent company and its subsidiaries have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses, after eliminating intra-group balances and transactions and resulting unrealized gains / losses. The consolidated financial statements are prepared by applying uniform accounting policies.

Note:

1.	The audited financial statements have been taken on record by the Board of Directors at its meeting held on April 15, 2008. There are no qualifications in the auditors’ reports for these periods. The information presented above is extracted from the audited financial statements as stated.
2.	Pursuant to The Institute of Chartered Accountants of India’s (ICAI) Announcement “Accounting for Derivatives” on the early adoption of Accounting Standard AS 30 “Financial Instruments: Recognition and Measurement, the company has early adopted the Standard for the year under review, to the extent that the adoption does not conflict with existing mandatory accounting standards and other authoritative pronouncements, companies law and other regulatory requirements.
3.	The Board of Directors recommended a final dividend of Rs. 7.25 per share (145% on an equity share of par value of Rs. 5/-) and a special dividend of Rs. 20.00 per share (400% on an equity share of par value of Rs. 5/-) for fiscal 2008. The payment is subject to the approval of the shareholders in the ensuing Annual General Meeting of the company. Including the interim dividend of Rs. 6.00 per share (120% on an equity share of par value of Rs. 5/-) declared at the Board meeting held on October 11, 2007, the total dividend recommendation for the year is Rs. 33.25 per share (665% on an equity share of par value of Rs. 5/-).
4.	The company’s current financial policy is to pay dividends up to 20% of net profits. The Board has decided to increase the dividend pay-out ratio to up to 30% of net profits effective fiscal 2009.
5.	The Finance Act, 2007 included Fringe Benefit Tax (“FBT”) on Employee Stock Options Plan (ESOPs). FBT liability crystallizes on the date of exercise of stock options. During the year ended March 31, 2008, 7,85,896 equity shares were issued pursuant to the exercise of stock options by employees under both the 1998 and 1999 stock option plans. FBT on exercise of stock options of Rs. 2 crore has been paid by the company and subsequently recovered from the employees. Consequently, there is no impact on the profit and loss account.
6.	Pursuant to the changes in the Indian Income Tax Act, the company has calculated its tax liability after considering Minimum Alternate Tax (MAT). This has not resulted in an additional tax expense as MAT can be set off against any future tax liability. Accordingly, Rs. 169 crore is shown under “Loans and Advances” in the balance sheet as of March 31, 2008.
7.	ASB Guidance on Implementing AS 15, Employee Benefits (revised 2005) states that benefits involving employer established provident funds, which require interest shortfalls to be recompensed, are to be considered as defined benefit plans. Pending the issuance of the guidance note from the Actuarial Society of India, the company’s actuary has expressed an inability to reliably measure provident fund liabilities. Accordingly the company is unable to exhibit the related information.
8.	Information on investor complaints pursuant to Clause 41 of the Listing Agreement for the quarter ended March 31, 2008

Nature of complaints received	Opening balance	Additions	Disposal	Closing balance
Dividend / Annual report related	–	182	182	–

9.	During the year ended March 31, 2008, the company voluntarily settled with the California Division of Labor Standards Enforcement towards possible overtime payment to certain employees in California for a total amount of Rs. 102 crore.
10.	The tax provision for the year ended March 31, 2008 and March 31, 2007 includes a reversal of Rs. 121 crore (net) and Rs. 125 crore respectively relating to liabilities no longer required. The corresponding figures for the quarter ended March 31, 2008 and March 31, 2007 are Rs. 20 crore (net) and Rs. 124 crore respectively.
11.	Effective July 1, 2007 the company revised the employee death benefits provided under the gratuity plan, and included all eligible employees under a consolidated term insurance cover. Accordingly, the obligations under the gratuity plan reduced by Rs. 37 crore, which has been amortized on a straight line basis to the net profit and loss account over 10 years representing the average future service period of employees.
12.	During the year ended March 31, 2008 and March 31, 2007 the company issued 7,85,896 and 2,00,99,902 equity shares, pursuant to the exercise of stock options by certain employees under the 1998 and 1999 stock option plans.
13.	The company recorded health insurance liabilities based on the maximum individual claimable amounts by employees. During the year, the company completed its reconcilliation of amounts actually claimed by employees to date, including past years, with the aggregate amount of recorded liability and the net excess provision of Rs. 71 crore was written back.
14.	Infosys was liable to pay Aeronautical Development Agency (ADA) a maximum amount of Rs. 20 crore (US$ 4.4 million) by June 12, 2012 through a revenue sharing arrangement towards acquisition of Intellectual Property Rights in AUTOLAY, a commercial software application product used in designing high performance structural systems. During the year ended March 31, 2007, Infosys foreclosed the arrangement by paying the net present value of the future revenue share amounting to Rs. 13.5 crore (US$ 3 million). The remainder of the liability amounting to Rs. 6.5 crore (US$ 1.4 million) had been written back and disclosed in Other income.

Matters relating to Subsidiaries:

Infosys BPO

During the year ended March 31, 2007 Infosys increased its shareholding in Infosys BPO by:

  Acquiring 87,50,000 of Infosys BPO shares from Citicorp International Finance Corporation (CIFC)
  Acquiring 2,11,909 shares of Infosys BPO from its minority shareholders
  Acquiring 17,37,092 options of Infosys BPO from its employee shareholders

Additionally, Infosys BPO also bought 11,39,469 of its shares from minority shareholders pursuant to a buy-back offer.

During the year ended March 31, 2008 Infosys completed the purchase of 3,60,417 of Infosys BPO shares from its employee shareholders consequent to the forward share purchase agreement entered with them in February 2007. Consequent to this, Infosys’ holding in Infosys BPO is 99.98%.

Further, Infosys BPO acquired 100% of the equity shares of P-Financial Services Holding B.V. by entering into a Sale and Purchase Agreement with Koninklijke Philips Electronics NV (Philips). This company was incorporated under the laws of the Netherlands, for acquiring the shared service centers of Philips for finance, accounting and procurement business in Poland, Thailand and India (Philips BPO) for a consideration of Rs. 107 crore. The transaction was accounted as a business combination and resulted in goodwill of Rs. 83 crore.

Infosys Consulting

During the year, an additional investment of US$ 20 million (Rs. 81 crore) was made in Infosys Consulting Inc., which is a wholly owned subsidiary. As of March 31, 2008, the company has invested an aggregate of US$ 40 million (Rs. 171 crore) in the subsidiary.

Infosys Mexico

During the year, the company incorporated Infosys Technologies S. DE R.L. de C.V., a wholly owned subsidiary in Mexico. As of March 31, 2008, the company has invested an aggregate of Mexican Peso 60 million (Rs. 22 crore) in the subsidiary.

Infosys China

During the year the company disbursed an amount of US$ 3 million (Rs. 10 crore) as loan to its wholly owned subsidiary, Infosys Technologies (China) Co. Limited. The loan is repayable within five years from the date of disbursement at the discretion of the subsidiary. As of March 31, 2008, the company has invested US$ 10 million (Rs. 46 crore) as equity capital and US$ 8 million (Rs. 32 crore) as loan in the subsidiary.

Board of Directors:

15.

Effective June 22, 2007, the following changes were made to the senior management of the company:

  Mr. Nandan M. Nilekani assumed the role of the Co-Chairman of the Board
  Mr. S. Gopalakrishnan assumed the role of the Chief Executive Officer and Managing Director
  Mr. S. D. Shibulal assumed the role of the Chief Operating Office

Corporate actions:

16.	The final dividend of Rs. 6.50/- per share for fiscal 2007 was approved by the shareholders at the Annual General Meeting held on June 22, 2007 and the same was paid subsequently.

Investments:

17.

During the year ended March 31, 2007, the company received an amount of US $1 million (Rs. 5 crore) being the balance held in escrow account released on fulfillment of the escrow obligations on account of sale of investments in Yantra Corporation. The income is disclosed separately as an exceptional item in the profit and loss account.

18.	During the year ended March 31, 2007, the company had received Rs. 1 crore from CiDRA Corporation towards redemption of shares on recapitalization. The remainder of investments was written off against the provision made earlier.

Others:

Segment reporting (Consolidated – Audited)

(in Rs. crore)
	Quarter ended, March 31		Year ended, March 31
	2008	2007	2008	2007
Revenue by industry segment
Financial services	1,541	1,396	5,972	5,209
Manufacturing	747	487	2,454	1,877
Telecom	1,021	826	3,597	2,679
Retail	538	406	1,971	1,394
Others	695	657	2,698	2,734
Total	4,542	3,772	16,692	13,893
Less: Inter-segment revenue	–	–	–	–
Net revenue from operations	4,542	3,772	16,692	13,893
Segment profit before tax, interest, depreciation and minority interest:
Financial services	488	421	1,844	1,564
Manufacturing	215	157	687	577
Telecom	383	290	1,278	923
Retail	166	128	597	442
Others	226	201	832	885
Total	1,478	1,197	5,238	4,391
Less: Interest	–	–	–	–
Other un-allocable expenditure	157	145	598	514
(excluding un-allocable income)
Operating profit before tax, minority interest and exceptional items	1,321	1,052	4,640	3,877

Notes on segment information

Principal segments

The company’s operations predominantly relate to providing technology services, delivered to clients globally, operating in various industry segments. Accordingly, revenues represented along industries served, comprise the primary basis of the segmental information set out above.

Segmental capital employed

Fixed assets used in the company’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and support services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities has been made.

By order of the Board for Infosys Technologies Limited

Bangalore, India	S. D. Shibulal	S. Gopalakrishnan
April 15, 2008	Chief Operating Officer	Chief Executive Officer and Managing Director

The Board has also taken on record the unaudited consolidated results of Infosys Technologies Limited and its subsidiaries for the quarter and year ended March 31, 2008, prepared as per US GAAP. A summary of the financial statements is as follows:

(in US$ million, except per ADS data)
	Quarter ended, March 31		Year ended, March 31
	2008 (Unaudited)	2007 (Unaudited)	2008 (Unaudited)	2007 Audited
Revenues	1,142	863	4,176	3,090
Cost of revenues	664	497	2,453	1,777
Gross profit	478	366	1,723	1,313
Net income	311	259	1,155	850
Earnings per American Depositary Share (ADS)
Basic	0.55	0.46	2.03	1.53
Diluted	0.54	0.45	2.02	1.50
Total assets	4,492	3,073	4,492	3,073
Cash and cash equivalents	2,058	1,403	2,058	1,403
Liquid mutual funds	18	6	18	6

The reconciliation of net income as per Indian GAAP (audited) and US GAAP is as follows:

(in US$ million)
	Quarter ended, March 31		Year ended, March 31
	2008 (Unaudited)	2007 (Unaudited)	2008 (Unaudited)	2007 Audited
Consolidated net profit as per Indian GAAP	314	261	1,166	858
Stock compensation expenses (SFAS 123R)	(1)	(1)	(3)	(5)
Amortization of intangible assets	(2)	(1)	(8)	(3)
Consolidated net income as per US GAAP	311	259	1,155	850

Certain statements in this release concerning our future growth prospects are forward-looking statements, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the success of our investments, risks and uncertainties regarding fluctuations in earnings, our ability to sustain our previous levels of profitability including on account of the appreciation of the rupee against the US dollar, UK Pound and the Euro, our ability to manage growth, intense competition in information technology, business process outsourcing and consulting services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we have made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings includin g our Annual Report on Form 20-F for the fiscal year ended March 31, 2007 and our Quarterly Reports on Form 6-K for the quarterly periods ended June 30, September 30 and December 31, 2007, and our other recent filings. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statements that may be made from time to time by or on our behalf.